NEWS RELEASE

FOR MORE INFORMATION CONTACT:	Hal Brown	Michael A. Reynolds
	President/CEO	Executive Vice President/CFO
	541 686-8685	541 686-8685
http://www.therightbank.com
E-mail: banking@therightbank.com

FOR IMMEDIATE RELEASE

PACIFIC CONTINENTAL ANNOUNCES APPOINTMENT OF NEW AUDITORS

EUGENE, OR, November 12, 2004 ---Pacific Continental Corporation (Nasdaq: PCBK), the bank holding company for Pacific Continental Bank, today announced that pursuant to a review and determination by the company’s audit committee, the company has requested Moss Adams, LLP to become the independent auditors for the company for fiscal 2005, replacing Zirkle, Long, Triguerio, & Ward L.L.C ("ZLT&W"). The auditor change will be effective during 2005 subsequent to the completion of the 2004 audit by ZLT&W.

There have been no disagreements between the company and ZLT&W on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure.

Pacific Continental and ZLT&W, as part of their ongoing dialog, discussed the accounting firm’s capabilities and interest in continuing to provide Pacific Continental with its audit services. This was, in part, in consideration of the fact that Pacific Continental is ZLT&W’s only SEC reporting client. In addition, the parties recognized the increasing scope of audit requirements due to recent laws and regulations, including Sarbanes-Oxley, that impact both the bank and accounting firms. The scope of audit services associated with public companies has become more complex and is outside ZLT&W’s current and typical client profile. As a result, Pacific Continental’s management and audit committee deemed it prudent to assess its current and ongoing audit services as well as other alternatives.

"We have great respect for ZLT&W and confidence in the scope of services and determinations the firm has provided Pacific Continental over twenty years," commented Hal Brown, president and chief executive officer of Pacific Continental. "We’ve grown as a bank and so has the scope of regulations and audit services. As a result, we determined that a larger, regional accounting firm with a banking and financial institution specialty practice would be appropriate for Pacific Continental at this time. After a comprehensive review, management and the audit committee were in complete agreement that Moss Adams, LLP has the pubic company expertise, recognized professionals in bank auditing and staff capabilities to fully support our audit requirements. Completing this review now gives us all ample time to plan and implement an orderly transition, which I full anticipate, once the 2004 year-end audit is complete," concluded Brown.

"Moss Adams, LLP provides accounting, tax and consulting services to public and private middle-market enterprises in many different industries including a financial institutions practice that includes a number of banks. Founded in 1913, and headquartered in Seattle, Washington, Moss Adams has offices in Washington, Oregon and California. Moss Adams is the 11th largest accounting and consulting firm in the U.S., and the largest headquartered on the West Coast. Its staff of 1,100 includes more than 180 partners. Moss Adams is also a founding member of Moores Rowland International (MRI), an international network of firms in over 90 countries that provide global business services to clients involved in international trade.

About Pacific Continental

Pacific Continental Bank is the operating subsidiary of Pacific Continental Corporation. The bank delivers its highly personalized services through ten banking offices in western Oregon including Eugene and Portland, the state's two largest commercial markets. Pacific Continental targets the banking needs of community-based businesses, professional service groups, and not-for-profit organizations. Pacific Continental has rewarded its shareholders with consecutive cash dividends for twenty years, and since 1979 the company has paid a cash dividend in twenty-five out of twenty-six years. Since its founding in 1972, Pacific Continental Bank has been honored with numerous awards from diverse business and community organizations. In 2004 Oregon Business magazine’s annual survey ranked Pacific Continental as the #1 Oregon company to work for within its size category. The Better Business Bureau of Oregon and Southwest Washington named Pacific Continental its "Business of the Year" during 2002, and Families in Good Company awarded the bank with its Quality Seal Award for employee flexibility in the workplace. Pacific Continental was also honored when the United Way of Lane County selected Pacific Continental as the "Outstanding Corporate Citizen" for its corporate leadership and ongoing commitment to the community. Pacific Continental's common stock is traded on the Nasdaq National Market under the stock symbol "PCBK". Additional information on Pacific Continental and its services including online and electronic banking can be found at www.therightbank.com.

Safe Harbor

This release contains ``forward-looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995 (``PSLRA''). Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: general economic conditions and its impacts on the company’s client base, loan concentrations; business conditions in the banking industry; the regulatory environment; new legislation; heightened national security risks including acts of terrorism; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition among financial institutions; fluctuating interest rate environments; cash flow, operating performance, availability of retained earning and decisions made by its board of directors with respect to dividend practices and similar matters. Readers are cautioned not to place undue reliance on the forward-looking statements. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. Readers should also carefully review any risk factors described in its Annual Report on Form 10K, the most recent Form 10-Q and other documents including any Form 8-Ks furnished or filed from time to time with the Securities Exchange Commission. This statement is included for the express purpose of invoking PSLRA's safe harbor provisions.
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